UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:

Name:	Steben Select Multi-Strategy Master Fund

Address of Principal Business Office	9711 Washingtonian Blvd, Suite 400
(No. & Street, City, State, Zip Code):	Gaithersburg, Maryland 20878

Telephone Number (including area code):	240-631-7600

Name and address of agent for service of process:	Francine J. Rosenberger, Esq.
c/o Steben & Company, Inc.
9711 Washingtonian Blvd, Suite 400
Gaithersburg, Maryland 20878

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes  ☒     No  ☐

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SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Gaithersburg and State of Maryland on the 26th day of July, 2013.

Steben Select Multi-Strategy Master Fund

By:	/s/ Kenneth E. Steben
Name: Kenneth E. Steben Title: President

Attest:

/s/ Francine J. Rosenberger

Name: Francine J. Rosenberger

Title:   Secretary